EXHIBIT 99.1

March 25, 2022		324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: NXT ENERGY SOLUTIONS INC
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:	Annual Meeting
Record Date for Notice of Meeting:	April 21, 2022
Record Date for Voting (if applicable):	April 21, 2022
Beneficial Ownership Determination Date:	April 21, 2022
Meeting Date:	June 06, 2022
Meeting Location (if available):	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	62948Q107	CA62948Q1072

Sincerely, Computershare Agent for NXT ENERGY SOLUTIONS INC